DIRECT DIAL: 212.451.2307

EMAIL: JSPINDLER@OLSHANLAW.COM

August 6, 2010

VIA EDGAR AND UPS

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corporation Preliminary Proxy Statement on Schedule 14A Filed May 14, 2010, as first amended on June 18, 2010 and amended on July 13, 2010 File No. 000-03319

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated July 21, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. and provide the following supplemental response on its behalf. For your reference, we have enclosed a marked paper copy of Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement. Our responses are numbered to correspond to your comments.

Proposal No. 1 Amendment to the Company’s Certificate, page 7

1.	We note your response to prior comment 1. Please tell us how you considered our outstanding comments on your registration statement when preparing your proxy statement, and what steps you will take if there are material changes to the contemplated rights offering currently described on page 7 of your proxy statement, including, for example, changes to your intended use of the proceeds. Refer to comment 2 from our letter dated June 10, 2010.

August 6, 2010

Response: As stated by the Commission in comment No. 2 from its letter dated June 10, 2010, the Company revised each amendment to the Proxy Statement so that the description of the contemplated rights offering in the Proxy Statement was consistent with any revisions to the Form S-1 related to the contemplated rights offering. If the Commission issues additional comments to the registration statement or if the Company makes material changes to the contemplated rights offering, either of which would affect the disclosure in the Proxy Statement, the Company will file with the Commission and mail to all shareholders as of the record date for the special meeting, a Proxy Statement Supplement disclosing such changes.

Documents Incorporated by Reference, page 23

2.	We note that you are incorporating your quarterly reports on Form 10-Q by reference into your proxy statement. Please tell us whether you will deliver these reports with your proxy statement. Refer to Item 13(b)(2) of Schedule 14A. Please also note the timing requirements of Note D.3 of Schedule 14A.

Response: The Company has revised the disclosure in the Proxy Statement to only specifically incorporate by reference its Quarterly Report on Form 10-Q for the third quarter ended May 1, 2010 in accordance with Item 13(a)(1) of Schedule 14A and Rule 8-03 of Regulation S-X. The Company is not incorporating by reference either its Quarterly Report on Form 10-Q for the first quarter ended October 31, 2009 or its Quarterly Report on Form 10-Q for the second quarter ended January 30, 2010. The Company will mail its Annual Report for the year ended August 1, 2009, its Quarterly Report on Form 10-Q for the fiscal period ended May 1, 2010 along with a copy of the Definitive Proxy Statement, in compliance with the timing requirements of Note D.3 of Schedule 14A. The Company has revised the disclosure throughout the Proxy Statement and the Proxy Card accordingly.

In connection with responding to the Staff’s comments, a statement by the Company containing the three acknowledgments requested by the Staff is attached hereto.

Please direct your questions or comments regarding the Del Global Technologies Corp.’s responses to the Comment Letter to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

Enclosure

CC:	Louis Rambo
John J. Quicke

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to Amendment No. 2 to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Del Global Technologies Corp. (the “Company”) on July 13, 2010, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: August 6, 2010	DEL GLOBAL TECHNOLOGIES CORP.

	By:	/s/ John J. Quicke
	Name:	John J. Quicke
	Title:	President and Chief Executive Officer